August 15, 2005

United States Securities & Exchange Commission
Ms. Claire Erlanger
Division of Corporate Finance
Washington, D.C.  20549

Subject:    Florida Gaming Corporation
            Form 10-KSB for the year ended December 31, 2004
            Form 10-QSB for the period ended March 31, 2005
            Commission File #: 000-09099

Dear Ms. Erlanger:

      The following is in response to the subject letter to Florida Gaming Corporation dated August 1, 2005.

1. Future filings will delete Pari-Mutuel handle amounts from the face of the financial statements.

2. Non-wagering revenues are primarily generated from admissions, program sales, food and beverage sales, card room activities and other sources and are recognized when the related service is performed. Future filings will expand this disclosure.

3.    Valuation Reserve:

                                                              December 31,
                                                         2004             2003
                                                         -----            ----

      Valuation reserve balance                        $268,992         $119,669
      Charges to the reserve during the year        $       -0-       $      -0-

      We will include the valuation reserve in future filings. Also, we will "net" the amount of real estate presented on the face of the balance sheet.

4. Real Estate revenue and expenses will be included in operations in future filings.

If you have any further questions, please do not hesitate to contact the undersigned at (502) 589-2000 or facsimile (812) 945-7717. My mailing address is Florida Gaming Corporation, 2669 Charlestown Road, Suite D, New Albany, IN 47150.

Sincerely,


Kimberly R. Tharp
Chief Financial Officer